Exhibit 12
AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

						Six
						Months
						Ended
	Year Ended 30 September					31 Mar
	2001	2002	2003	2004	2005	2006
Earnings:
Income from continuing operations	$465.6	$525.4	$400.2	$604.1	$711.7	$384.7

Add (deduct):
Provision for income taxes	196.2	247.5	154.0	232.5	269.4	149.8

Fixed charges, excluding capitalized interest	226.5	150.3	150.6	149.3	143.1	68.9

Capitalized interest amortized during the period	7.1	7.2	6.5	9.1	6.4	3.4

Undistributed earnings of less-than-fifty-percent-owned affiliates	(34.3)	(42.8)	(2.6)	(31.1)	(30.1)	(27.3)

Earnings, as adjusted	$861.1	$887.6	$708.7	$963.9	$1,100.5	$579.5

Fixed Charges:

Interest on indebtedness, including capital lease obligations	$201.6	$126.4	$126.9	$124.4	$113.8	$50.7

Capitalized interest	8.8	11.7	6.2	7.9	14.9	11.8

Amortization of debt discount premium and expense	5.6	2.2	2.1	1.4	4.1	4.9

Portion of rents under operating leases representative of the interest factor	19.3	21.7	21.6	23.5	25.3	13.3

Fixed charges	$235.3	$162.0	$156.8	$157.2	$158.1	$80.7

Ratio of Earnings to Fixed Charges (1):	3.7	5.5	4.5	6.1	7.0	7.2

(1)	The ratio of earnings to fixed charges is determined by dividing earnings, which includes income before taxes, undistributed earnings of less than fifty percent owned affiliates, and fixed charges, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).